Exhibit 99.1

Navios Maritime Acquisition Corporation Announces Proposed Registered Direct Offering of Common Stock

October 17, 2019

MONACO, Oct. 17, 2019 (GLOBE NEWSWIRE) — Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE: NNA), an owner and operator of tanker vessels, announced today that it is planning an offering of shares of its common stock in a registered direct offering, subject to market and other conditions. Navios Acquisition expects to use the net proceeds from the registered direct offering for general corporate purposes.

Navios Acquisition’s common stock trades on the New York Stock Exchange under the symbol “NNA.”

Fearnley Securities, Inc. is acting as sole lead manager.

S. Goldman Advisors LLC and Fearnley Securities AS are acting as lead placement agents in the registered direct offering. Fearnley Securities AS is not a U.S. registered broker-dealer and to the extent that this offering is made within the United States, its activities will be effected only to the extent permitted by Rule 15a-6 of the Securities Exchange Act of 1934, as amended.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This offering may be made only by means of a prospectus supplement and accompanying base prospectus. When available, copies of the prospectus supplement and accompanying base prospectus related to this offering may be obtained from: Fearnley Securities, Inc., 880 Third Avenue, 16th Floor, New York, NY 10022, Attention: Prospectus Department or by emailing prospectus@fearnleys.com, (tel: (212) 277-3636).

About Navios Maritime Acquisition Corporation

Navios Acquisition (NYSE:NNA) is an owner and operator of tanker vessels focusing on the transportation of petroleum products (clean and dirty) and bulk liquid chemicals. For more information about Navios Acquisition, please visit our website: www.navios-acquisition.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Acquisition’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further employment contracts. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include, without limitation, statements related to the planned public offering of shares. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by, Navios Acquisition at the time these statements were made. Although Navios Acquisition believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Acquisition. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to the creditworthiness of our charterers and the ability of our contract counterparties to fulfill their obligations to us, tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand, the aging of our vessels and resultant increases in operation and dry docking costs, the loss of any customer or charter or vessel, our ability to repay outstanding indebtedness, to obtain additional financing and to obtain replacement charters for our vessels, in each case, at commercially acceptable rates or at all, increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses, the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business, potential liability from litigation and our vessel operations, including discharge of pollutants, general domestic and international political conditions, competitive factors in the market in which Navios Acquisition operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Acquisition’s filings with the SEC, including its annual and interim reports filed on Form 20-F and Form 6-K. Navios Acquisition expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Acquisition’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. Navios Acquisition makes no prediction or statement about the performance of its common stock.

Investor Relations Contact

Navios Maritime Acquisition Corporation

+1.212.906.8644

info@navios-acquisition.com

Source: Navios Maritime Acquisition